PROSPECTUS SUPPLEMENT
-----------------------

(To prospectus dated June 30, 2003)
                                  $450,000,000

                               OHIO POWER COMPANY

              $225,000,000 4.85% Senior Notes, Series H, due 2014
             $225,000,000 6.375% Senior Notes, Series I, due 2033


      Interest on the Series H Notes and Series I Notes (collectively, the "Senior Notes") is payable semi-annually on January 15 and July 15 of each year, beginning January 15, 2004. The Series H Notes will mature on January 15, 2014. The Series I Notes will mature on July 15, 2033. We may redeem the Series H Notes at our option at any time either as a whole or in part at a redemption price equal to 100% of the principal amount of the Series H Notes being redeemed plus a make-whole premium, together with accrued and unpaid interest to the redemption date. We may redeem the Series I Notes at our option at any time either as a whole or in part (i) at any time prior to July 15, 2013, at a redemption price equal to 100% of the principal amount of the Series I Notes being redeemed plus a make-whole premium, and (ii) at any time on or after July 15, 2013, prior to maturity, at a redemption price of 100% of the principal amount of the Series I Notes being redeemed, together, in both cases, with accrued and unpaid interest to the redemption date. The Senior Notes do not have the benefit of any sinking fund. The Senior Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all of our secured debt from time to time outstanding, including $136,915,000 of outstanding first mortgage bonds as of March 31, 2003. We will issue the Senior Notes only in registered form in multiples of $1,000.

      We currently operate as a functionally separated electric utility company and no longer charge bundled rates for our retail sales of electricity. The State of Ohio has enacted restructuring legislation which provides for the legal separation of our generation-related assets from our electric transmission and distribution assets. We have sought regulatory approval to legally separate our transmission and distribution assets from our generation-related assets pursuant to such Ohio legislation and to transfer the transmission and distribution assets to a to-be-formed affiliate (Ohio Wires). However, we are currently determining the regulatory feasibility of complying with restructuring legislation through continued functional separation. Assuming regulatory compliance, it is currently our intention to remain functionally separated. If we are unable to remain functionally separated and we legally separate, holders will have the option to exchange their Senior Notes for notes of Ohio Wires (Ohio Wires Notes) identical in all material respects to the Senior Notes. Alternatively, a holder may elect to retain its Senior Notes. If any holder fails to elect to retain its Senior Notes, unless otherwise required by law, such holder will be deemed to have exercised its option to exchange its Senior Notes for Ohio Wires Notes. For more information on the actions that need to be taken for Ohio Power to remain functionally separated, see "THE COMPANY - Functional Separation" herein.


                           Per Series                 Per Series
                             H Note        Total        I Note        Total

Public Offering price(1)    99.918%    $224,815,500    99.180%    $223,155,000
Underwriting discount        0.650%    $  1,462,500     0.875%    $  1,968,750
Proceeds, before expenses,
 to Ohio Power Company      99.268%    $223,353,000    98.305%    $221,186,250

(1)Plus accrued interest, if any, from July 11, 2003.

INVESTING IN THESE SENIOR NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR MORE INFORMATION.

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      The Senior Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company, Clearstream, Luxembourg or the Euroclear System, as the case may be, on or about July 11, 2003.

                           Joint Book-Running Managers
Barclays Capital                                                 Morgan Stanley
                                   ----------
                                   Co-Managers

ABN AMRO Incorporated         Danske Markets          The Royal Bank of Scotland


            The date of this prospectus supplement is July 8, 2003.




                          TABLE OF CONTENTS

                        Prospectus Supplement
                                                                  Page

THE COMPANY...................................................    S-3
USE OF PROCEEDS...............................................    S-6
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES..................    S-6
CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES  S-13
UNDERWRITING.................................................     S-19


                                   Prospectus

THE COMPANY.......................................................  2
RISK FACTORS......................................................  2
PROSPECTUS SUPPLEMENTS............................................ 14
RATIO OF EARNINGS TO FIXED CHARGES................................ 14
WHERE YOU CAN FIND MORE INFORMATION............................... 14
USE OF PROCEEDS .................................................. 15
DESCRIPTION OF THE NOTES ......................................... 16
PLAN OF DISTRIBUTION.............................................. 21
LEGAL OPINIONS.................................................... 22
EXPERTS........................................................... 22

      In this prospectus supplement, the terms "we," "our," "us," "Company" and "Ohio Power" mean Ohio Power Company. You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.


                                   THE COMPANY
General

      We generate, sell, purchase, transmit and distribute electric power. We serve approximately 702,000 customers in Ohio. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc. (AEP), a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of AEP are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

Regulation

      We are currently regulated by the Federal Energy Regulatory Commission
(FERC), Securities and Exchange Commission (SEC) and The Public Utilities Commission of Ohio (PUCO). Beginning January 1, 2001, with the implementation of Ohio's electric restructuring legislation (S.B. 3), the PUCO effectively ceased rate regulation of our generation and transmission functions. The FERC continues to regulate our transmission and wholesale power transactions and the SEC continues its regulatory oversight of us as a utility owned by an electric utility holding company registered under the Public Utility Holding Company Act of 1935 (the 1935 Act).

Ohio Restructuring

      S.B. 3 requires vertically integrated electric utility companies that offer competitive retail electric service in Ohio to separate their generating functions from their transmission and distribution functions. Effective January 1, 2001, S.B. 3 removed generation and other competitive functions from rate regulation by the PUCO. S.B. 3 also provides for the period during which retail customers can choose their electric power suppliers or have the protection of default retail electric service (Default Service) at frozen generation rates from the incumbent utility (Development Period). The Development Period began on January 1, 2001 and will terminate no later than December 31, 2005, but the PUCO may terminate the Development Period for one or more customer classes before that date if it determines either that effective competition exists in the incumbent utility's certified territory or that there is a twenty percent switching rate of the incumbent utility's load by the customer class. At least one utility has, however, filed a settlement that will provide it an extension of the Development Period as it relates to such utility.

      Following the Development Period, retail customers will receive distribution and, where applicable, transmission service from the incumbent utility whose distribution rates will be approved by the PUCO and whose transmission rates will be approved by the FERC. Retail customers will continue to have the right to choose their electric power suppliers or have the protection of Default Service which must be offered by the incumbent utility at market rates. The PUCO has circulated a draft of proposed rules on competitive bidding processes but has not yet identified the specific method by which it will determine market rates for Default Service following the Development Period.

Functional Separation

      We are currently operating on a functionally separated basis. With respect to retail customers in Ohio, we are providing distribution service at rates approved by the PUCO (which rates will be frozen at the end of the Development Period through December 31, 2007), transmission service at rates approved by FERC (the aggregate of the transmission and distribution rates are frozen per S.B.3 through the Development Period, such that any adjustment of our transmission rates by FERC will be mitigated by a corresponding adjustment to Ohio Power's distribution rate by the PUCO) and Default Service at current generation rates, which are frozen during the Development Period. Although we could purchase power from third parties (and reserve all of our own generation capacity for sales into the wholesale power market), we currently meet our Default Service obligation from our own sources of generation. Although we have formed competitive retail electric service affiliates for the purpose of competing in the retail generation market in Ohio, we have not actively pursued that market and have applied to have revoked the licenses of such affiliates to compete in the retail generation market in Ohio.

      While we are presently operating as a functionally separated electric utility company, we have sought and, from certain governmental entities, obtained regulatory approval to legally separate. However, we are currently determining the regulatory feasibility of complying with restructuring legislation through continued functional separation. Assuming regulatory compliance, it is currently our intention to remain functionally separated. Subject to such regulatory compliance, management believes that so long as we did not participate during the Development Period in the competitive retail generation market in Ohio, we would likely not be required under S.B. 3 to legally separate. If we remained functionally separated throughout the Development Period, we would operate as described in the paragraph above and bear the risk that our generation costs (including the price of fuel and the costs of environmental compliance) exceed the frozen generation rates we charge our Default Service customers. We would be foreclosed from marketing generation to retail customers in Ohio served by other utilities who might otherwise be willing to purchase from us at rates higher than our frozen Default Service rate. Any such prohibition on marketing to retail customers in Ohio would not likely apply to marketing to wholesale customers.

      Our compliance with restructuring legislation through continued functional separation during the Development Period may require the approval of or notification to the PUCO; it may also require notification to the FERC and the SEC. Following the end of the Development Period, given the current uncertainty with respect to the method by which Default Service market rates will be determined and the legal status of the winning bidder (in the event of an auction style process), there is some question as to whether we would be required under S.B. 3 to legally separate. Further action by the PUCO may be necessary to resolve this question. If legal separation were not required following the end of the Development Period, the principal difference in post-Development Period operations would be that the rates we could charge for providing Default Service would be at market rates as determined by the PUCO, not the current frozen generation rate. Given that the PUCO has not yet identified the method by which it will determine market rates for Default Service following the Development Period, it is not possible to predict how market rates will be determined. We would bear the risk that the costs of providing Default Service exceed what is determined to be market rates. Further, foregoing participation in the competitive retail generation market in Ohio would likely bar us not only from marketing generation to retail customers as described above but, possibly, from submitting bids to provide retail generation service in auctions or similar proceedings which the PUCO may direct to determine the market price for generation for Default Service providers.

      Although the FERC has approved our right of withdrawal from the Interconnection Agreement dated July 6, 1951, as amended (Power Pool) and the AEP System Interim Allowance Agreement (Allowance Agreement) as part of its order approving the settlement agreements and AEP's restructuring application, we are not required to withdraw and have remained a party to each. If we remain a party to these agreements, notification to or approval by the FERC may be required. Our withdrawal from the Power Pool and Allowance Agreement would effectively end our rights and obligations in those agreements, including our duty to sell power to and our right to receive revenues from the remaining regulated utility affiliates which are parties to those agreements. Our withdrawal would free our generation capacity for other wholesale marketing transactions, including wholesale transactions with affiliates.

Our Operations If We Legally Separate

      If we are unable to remain functionally separated and we legally separate, the transmission and distribution assets (Transmission and Distribution Business) would be transferred to a to-be-formed subsidiary (Ohio Wires) and Ohio Power would own and operate the generation business. Ohio Wires would be regulated by the FERC with respect to its transmission rates, by the SEC as a utility owned by an electric utility holding company registered under the 1935 Act, and by the PUCO with respect to its distribution rates. In the case of legal separation, Ohio Power would be regulated by the FERC with respect to its wholesale power sales and by the SEC as a utility owned by an electric utility holding company registered under the 1935 Act. The effective freeze in the aggregate transmission and distribution rates of Ohio Power pursuant to S.B. 3 would apply through the end of the Development Period, at which time the distribution rate would remain frozen through December 31, 2007.

      During the remainder of the Development Period, Ohio Wires would be responsible for providing distribution service at rates approved by the PUCO (which rates would remain frozen from the end of the Development Period through December 31, 2007), transmission service at rates approved by FERC and Default Service at current generation rates which are frozen during the Development Period. Although Ohio Wires could purchase power from third parties to meet its Default Service obligations, management could cause Ohio Wires to enter into an agreement with a power marketing affiliate (PMA), also owned by AEP, to purchase all of the generation that Ohio Wires requires to meet its Default Service obligation at a price equal to the amounts Ohio Wires collects from its Default Service customers. That agreement would terminate at the end of the Development Period. To enable the PMA to meet this requirement, management would cause Ohio Power to sell power to PMA at Ohio Power's cost. Because it would buy at Ohio Power's cost and sell to Ohio Wires at the current frozen generation rate, PMA would bear the risk that its costs exceed what it collects from Ohio Wires. All of the power supply agreements between PMA and Ohio Wires would be characterized as straight "pass-through" agreements with respect to rates, as PMA would recover only those amounts that Ohio Wires charges its retail customers.

      Following the end of the Development Period, Ohio Wires would continue to be responsible for providing distribution, transmission and Default Service to retail customers in its franchised service areas in Ohio. The principal difference in post-Development Period operations would be that the rates Ohio Wires could charge for providing Default Service would not be frozen at the current generation rate but would be a market rate, which the PUCO has yet to identify the method for determining. It is not possible to predict the method by which market rates will be determined. Although it is currently anticipated that the generation supply component would be a pass through component for providers of Default Service, Ohio Wires would bear the risk that its costs of providing Default Service exceed the amount that it recovers, such recoverable amount being the market rate that is determined by the PUCO.

                                 USE OF PROCEEDS

      The Company proposes to use the net proceeds from the sale of the Senior Notes to fund its construction program, to repay short-term indebtedness and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

      The Company has estimated that its consolidated construction costs (inclusive of allowance for funds used during construction) for 2003 will be approximately $241,000,000. At June 30, 2003, the Company had approximately $362,317,000 of short-term unsecured indebtedness outstanding.

                 SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

      The following description of the particular terms of the Senior Notes supplements and in certain instances replaces the description of the general terms and provisions of the Senior Notes under "Description of the Notes" in the accompanying Prospectus. We will issue the Senior Notes under an Indenture, dated as of September 1, 1997, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity and Interest

      The Series H Notes and Series I Notes will initially be issued in an aggregate principal amount of $225,000,000 and $225,000,000, respectively. We may, without consent of the holders of either series of the Senior Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the applicable Senior Notes. These notes, together with the applicable Senior Notes, will be a single series of notes under the Indenture.

      The Series H Notes will mature and become due and payable, together with any accrued and unpaid interest, on January 15, 2014 and will bear interest at the rate of 4.85% per year from July 11, 2003 until January 15, 2014. The Series H Notes are not subject to any sinking fund provision.

      The Series I Notes will mature and become due and payable, together with any accrued and unpaid interest, on July 15, 2033 and will bear interest at the rate of 6.375% per year from July 11, 2003 until July 15, 2033. The Series I Notes are not subject to any sinking fund provision.

      Interest on each Senior Note will be payable semi-annually in arrears on each January 15 and July 15 and at redemption, if any, or maturity. The initial interest payment date is January 15, 2004. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the Senior Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      We will pay interest on the Senior Notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the Senior Notes as of the Regular Record Date (as defined below) for each interest payment date.

      We will pay the principal of the Senior Notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of Deutsche Bank Trust Company Americas, Corporate Trust and Agency Services, 60 Wall Street, MSNYC 60-2515, New York, New York 10005.

      If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid.

      "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

      The "Regular Record Date" will be the January 1 or July 1 prior to the relevant interest payment date.

Optional Redemption

      We may redeem the Series H Notes at our option at any time, upon no more than 60 and not less than 30 days' notice by mail. We may redeem the Series H Notes either as a whole or in part at a redemption price equal to the greater of
(1) 100% of the principal amount of the Series H Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Series H Notes being redeemed (excluding the portion of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, plus, in each case, accrued interest thereon to the date of redemption.

      We may redeem the Series I Notes at our option at any time, upon no more than 60 and not less than 30 days' notice by mail. We may redeem the Series I Notes either as a whole or in part (i) prior to July 15, 2013 at a redemption price equal to the greater of (1) 100% of the principal amount of the Series I Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Series I Notes being redeemed to July 15, 2013 (for purposes of this calculation, the remaining scheduled payment of principal is deemed payable on July 15, 2013 (the Series I Initial Redemption Date) and the remaining scheduled payments of interest are those interest payments payable on or before the Series I Initial Redemption
Date) (excluding the portion of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points and (ii) at any time on or after the Series I Initial Redemption Date, prior to maturity, at a redemption price of 100% of the principal amount of the Series I Notes being redeemed, plus, in each case, accrued interest thereon to the date of redemption.

      "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series H Notes or the remaining term of the Series I Notes to the Series I Initial Redemption Date, as applicable, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes.

      "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such third Business Day, the Reference Treasury Dealer Quotation for such redemption date.

      "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer" means a primary U.S. Government Securities Dealer selected by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

      "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Exchange of Senior Notes upon Legal Separation

      If all or substantially all of our Transmission and Distribution Business is transferred to Ohio Wires (whether or not the Transmission and Distribution Business constitutes "substantially all" of our total assets) as discussed above under "THE COMPANY - Our Operations If We Legally Separate," holders will have the option to exchange their Senior Notes for notes of Ohio Wires (Ohio Wires Notes), the terms of which will be identical in all material respects to the Senior Notes. Alternatively, a holder may elect to retain its Senior Notes. If any holder fails to elect to retain its Senior Notes, unless otherwise required by law, such holder will be deemed to have exercised its option to exchange its Senior Notes for Ohio Wires Notes. The transfer of all or substantially all of our Transmission and Distribution Business would not constitute a default with respect to the Senior Notes nor would it be deemed a sale or transfer of all or substantially all of our assets for purposes of the Indenture. Additionally, such transfer would not alter the terms of the Senior Notes, and the Senior Notes will continue to be governed by the Indenture.

     If legal separation occurs, Ohio Wires will be obligated to file an exchange offer registration statement and offer holders the option to elect to
(i) retain such Senior Notes or (ii) exchange such Senior Notes for Ohio Wires Notes registered under the Securities Act of 1933, as amended (the "Securities Act").

      If a holder of a Senior Note fails to elect to retain its Senior Note, unless otherwise required by law, the holder will be deemed to have exercised its option to exchange such Senior Note for an Ohio Wires Note. Furthermore, Ohio Wires will be obligated to consummate the Exchange Offer within 150 days from the date of legal separation and failure to do so will result in Ohio Power paying premium special interest on the Senior Notes at a rate of 0.50% per annum.

Certain Transfers of All or Substantially All Our Assets

      If we transfer any portion of our assets, but retain all or substantially all of our Transmission and Distribution Business, such transfer would not constitute a default with respect to the Senior Notes nor would it be deemed a sale or transfer of all or substantially all of our assets for purposes of the Indenture. Such transfer would not alter the terms of the Senior Notes and the Senior Notes would remain outstanding and continue to be governed by the Indenture.

Consolidation, Merger or Sale

      Subject to the conditions described under "Exchange of Senior Notes upon Legal Separation" and "Certain Transfers of All or Substantially All Our Assets," we (or the successor to the Senior Notes, as the case may be) may merge or consolidate with any corporation or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes. Limitations on Liens

      So long as any of our Senior Notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively "Liens") on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money ("Secured Debt"), without providing that such Senior Notes will be similarly secured. Further, this restriction on Secured Debt does not apply to our existing first mortgage bonds that have previously been issued under our mortgage indenture or any indenture supplemental thereto; provided that this restriction will apply to future issuances thereunder (other than issuances of refunding first mortgage bonds). In addition, this restriction does not prevent the creation or existence of:

o Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;

o     Financing of our accounts receivable for electric service;

o Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and

o The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

      In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

      "Net Tangible Assets" means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet.

      This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business.

Global Notes

      Upon issuance, the Senior Notes will be represented by one or more global notes deposited with The Depository Trust Company as the depositary for the Senior Notes and registered in the name of DTC's nominee. See "Description of the Notes-Book-Entry Notes - Registration, Transfer, and Payment of Interest and Principal" in the accompanying prospectus for additional information about DTC and procedures applicable to the global notes.

Book-Entry System

      Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through either DTC in the United States or Clearstream Banking, societe anonyme (Clearstream, Luxembourg) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (Euroclear), in Europe if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC. Citibank N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for Euroclear (in such capacities, the U.S. Depositaries). Beneficial interests in the global notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a limited liability company. Clearstream, Luxembourg is owned by Cedel International, societe anonyme, and Deutsche Borse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream, Luxembourg holds securities for its participating organizations (Clearstream Participants) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg deals with domestic securities markets in over 30 countries through established depositary and custodial relationships and interfaces with domestic markets in several countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear. As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly. Clearstream, Luxembourg is an indirect participant in DTC.

      Distributions with respect to interests in the Senior Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (Euroclear Participants) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in many currencies, including United States dollars. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the Euroclear Operator) under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

      The Euroclear Operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear Operator.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to each series of Senior Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Global Clearance and Settlement Procedures

      Initial settlement for the Senior Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear, as applicable.

      Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective U.S. Depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of Senior Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Senior Notes settled during such processing will be reported to the relevant Euroclear Participant or Clearstream Participant on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the Senior Notes by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

      Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Senior Notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

                          CERTAIN UNITED STATES FEDERAL
                       INCOME AND ESTATE TAX CONSEQUENCES

      The following summary describes the material United States federal income tax consequences of the ownership of Senior Notes as of the date hereof. Except where noted, it deals only with Senior Notes purchased in the original issuance at the initial issue price and held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, persons holding Senior Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities or U.S. Holders (as defined below) of the Senior Notes whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. If a partnership holds our Senior Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Senior Notes, you should consult your tax advisors. Persons considering the purchase, ownership or disposition of Senior Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used herein, a "U.S. Holder" of a Senior Note means a holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder (other than an entity treated as a partnership) that is not a U.S. Holder.

Payments of Interest

      Stated interest on a Senior Note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for tax purposes.

Sale, Exchange and Retirement of Senior Notes

      A U.S. Holder's tax basis in a Senior Note will, in general, be the U.S. Holder's cost therefor. Upon the sale, exchange, retirement or other disposition of a Senior Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued and unpaid interest, which will be treated as a payment of interest for United States federal income tax purposes) and the adjusted tax basis of the Senior Note. Such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Optional Redemption

      Under certain circumstances exercise of the option to redeem the Senior Notes will require us to pay a "make-whole" premium to a holder of the Senior Notes. We intend to take the position that the Senior Notes should not be treated as contingent payment debt instruments because of this additional payment. If the IRS successfully challenges this position, and the Senior Notes are treated as contingent payment debt instruments, the tax consequences of holding and disposing of the Senior Notes will differ materially from those discussed herein.

      You are urged to consult your own tax advisors regarding the United States federal income tax treatment of the "make-whole" premium and the consequences thereof.

Legal Separation

Tax consequences to U.S. Holders who retain their Senior Notes

      If we complete the legal separation, as more fully described under "SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES - Exchange of Senior Notes upon Legal Separation," the legal separation will not result in a taxable event to those U.S. Holders who elect to retain their Senior Notes.

Tax consequences to U.S. Holders who do not retain their Senior Notes

      If we complete the legal separation, as more fully described under "SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES - Exchange of Senior Notes upon Legal Separation," U.S. Holders who do not elect to retain their Senior Notes will exchange the Senior Notes for Ohio Wires Notes. Although the treatment of the exchange of Senior Notes for Ohio Wires Notes is not entirely certain, we currently intend to take the position that, subject to the discussion below of "excess principal amount," such an exchange should qualify for tax-free treatment if the exchange occurs before 2008.

      Even if the exchange qualifies for tax-free treatment, a U.S. Holder must nonetheless recognize gain to the extent of that portion of the Ohio Wires Note's fair market value that is attributable to the "excess principal amount," if any. If neither the Senior Notes nor the Ohio Wires Notes are "publicly traded" (as discussed below), there will be no excess principal amount. However, if the Senior Notes and/or the Ohio Wires Notes are publicly traded, the calculation of excess principal amount is not clear under current United States federal income tax law. In particular, such calculation might be based upon the issue prices of the Senior Notes and the Ohio Wires Notes, rather than on their stated principal amounts. You should consult your own tax advisor regarding alternative interpretations of excess principal amount and the United Stated federal income tax consequences thereof.

      If, contrary to our position, the exchange of Senior Notes is not treated as a tax-free transaction, the amount of gain or loss recognized by a U.S. Holder will generally be equal to the difference between the amount realized on the exchange and the U.S. Holder's adjusted tax basis in the Senior Notes. The amount realized will be equal to the stated principal amount of the Ohio Wires Notes if neither the Senior Notes nor the Ohio Wires Notes are treated as publicly traded. In such case, a U.S. Holder that purchased Senior Notes at their stated principal amount will not realize gain or loss on the exchange. If, however, the Ohio Wires Notes are treated as publicly traded, the amount realized on the exchange will be equal to the fair market value of the Ohio Wires Notes at the time of the exchange. Alternatively, if the Senior Notes but not the Ohio Wires Notes are treated as publicly traded, the amount realized on the exchange will be equal to the fair market value of the Senior Notes at the time of the exchange. Except to the extent treated as ordinary income under the market discount rules, recognized gain or loss will generally be capital gain or loss; provided, however, that any amounts attributable to accrued but unpaid interest on the Senior Notes will be taxable as ordinary interest income. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Your initial tax basis in the Ohio Wires Notes will be the issue price of the Ohio Wires Notes on the date of the exchange, and the holding period of the Ohio Wires Notes will begin on the day after the exchange.

      Currently, we are unsure if the Senior Notes or the Ohio Wires Notes will be publicly traded. Certain underwriters have informed us that they intend to make a market in the Senior Notes. See "UNDERWRITING." However, the determination of whether the Senior Notes or the Ohio Wires Notes will be publicly traded at the time of the exchange is a question of fact that depends on circumstances at or near such time, including whether or not a market has actually been created for the Senior Notes and/or the Ohio Wires Notes and whether or not recent price quotations of brokers, dealers or traders or actual prices of recent sales transactions are readily available.

      Regardless of whether the exchange of Senior Notes is treated as a tax-free transaction, if either the Senior Notes or the Ohio Wires Notes are treated as publicly traded, the Ohio Wires Notes may be considered as issued with a premium or original issue discount (OID). If the Ohio Wires Notes are issued with a premium, you may elect to amortize such premium over the life of the Ohio Wires Notes. If the Ohio Wires Notes are issued with OID, the tax consequences of holding and disposing of the Ohio Wires Notes will differ materially from those discussed herein. You are urged to consult your own tax advisor regarding the potential application of the OID rules and the consequences thereof.

      As more fully described under "SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES- Exchange of Senior Notes Upon Legal Separation," we may be required to pay a special interest premium to U.S. Holders of Senior Notes if Ohio Wires fails to file a registration statement within 150 days from the date of legal separation. Although the matter is not free from doubt, we intend to take the position that a U.S. Holder of a Senior Note should be required to report any such additional interest as ordinary income for United States federal income tax purposes at the time it accrues or is received in accordance with such holder's method of accounting. It is possible, however, that the IRS may take a different position, in which case the timing and amount of income may be different.

Non-U.S. Holders

      Under current United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

      (a) no withholding of United States federal income tax will be required with respect to the payment by us or any paying agent of principal or interest on a Senior Note owned by a Non-U.S. Holder under the "portfolio interest" rule, provided that (i) interest paid on the Senior Notes is not effectively connected with the beneficial owner's conduct of a trade or business in the United States,
(ii) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (iii) the beneficial owner is not a controlled foreign corporation that is related to us through stock ownership, (iv) the beneficial owner is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code and (v) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder.

      (b) no withholding of United States federal income tax generally will be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange, retirement or other disposition of a Senior Note; and

      (c) a Senior Note beneficially owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death, provided that any payment to such holder on the Senior Note, would be eligible for exemption from the 30% federal withholding tax under the "portfolio interest" rule described in paragraph (a) above without regard to the statement requirement described in (a)(v) above.

      To satisfy the requirement referred to in (a)(v) above, the beneficial owner of such Senior Note, or a financial institution holding the Senior Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of us with a statement to the effect that the beneficial owner is not a United States person. Currently, these requirements will be met if (1) the beneficial owner provides its name and address, and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an IRS Form W-8BEN) or (2) a financial institution holding the Senior Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it, and furnishes a paying agent with a copy thereof. The statement requirement referred to in (a)(v) above may also be satisfied with other documentary evidence with respect to Senior Notes held through an offshore account or through certain foreign intermediaries.

      If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the Senior Note provides us or any paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or
(2) IRS Form W-8ECI stating that interest paid on the Senior Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

      If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the Senior Note is effectively connected with the conduct of such trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) of such amount, subject to adjustments.

      Any gain realized upon the sale, exchange, retirement or other disposition of a Senior Note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

      Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and certain expatriates that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Information Reporting and Backup Withholding

U.S. Holders

      In general, information reporting requirements will apply to payments of principal and interest paid on Senior Notes and to the proceeds upon the sale of a Senior Note paid to U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders

      Information reporting will generally apply to payments of interest and the amount of tax, if any, withheld with respect to such payments to Non-U.S. Holders of the Senior Notes. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

      In general, no backup withholding will be required with respect to payments made by us or any paying agent to Non-U.S. Holders if a statement described in (a)(v) under "Non-U.S. Holders" has been received (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person).

      In addition, information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of the sale of a Senior Note within the United States or conducted through United States-related financial intermediaries unless the statement described in (a)(v) under "Non-U.S. Holders" has been received (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

                                  UNDERWRITING

      Barclays Capital Inc. and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of Senior Notes set forth opposite its name below:

                                       Principal Amount       Principal Amount
      Underwriter                      of Series H Notes      of Series I Notes


   Barclays Capital Inc...              $ 88,875,000           $ 88,875,000
   Morgan Stanley & Co. Incorporated      88,875,000             88,875,000
   ABN AMRO Incorporated..                15,750,000             15,750,000
   Danske Markets Inc.....                15,750,000             15,750,000
   The Royal Bank of Scotland plc         15,750,000             15,750,000

                                       $ 225,000,000          $ 225,000,000

      In the underwriting agreement, the underwriters have agreed to the terms and conditions to purchase all of the Senior Notes offered if any of the Senior Notes are purchased.

      The expenses associated with the offer and sale of the Senior Notes are expected to be approximately $200,000 for the Series H Notes and $200,000 for the Series I Notes.

      The underwriters propose to offer the Senior Notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of .400% per Series H Note and .500% per Series I Note. The underwriters may allow, and such dealers may reallow, a discount not in excess of .250% per Series H Note and .250% per Series I Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      Prior to this offering, there has been no public market for the Senior Notes. The Senior Notes will not be listed on any securities exchange. Certain of the underwriters have advised us that they intend to make a market in the Senior Notes. The underwriters will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time. There can be no assurance of a secondary market for the Senior Notes, or that the Senior Notes may be resold.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

      In connection with the offering, the underwriters may purchase and sell the Senior Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Senior Notes and syndicate short positions involve the sale by the underwriters of a greater number of Senior Notes than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Senior Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Senior Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.

      Barclays Capital Inc. will make the Senior Notes available for distribution on the Internet through a proprietary Web site and/or third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Barclays Capital Inc. and its customers and is not a party to any transactions. We do not believe that Market Axess Inc., will function as an underwriter or agent of the issuer nor do we believe that Market Axess Inc. will act as a broker for any customer of Barclays Capital Inc. Market Axess Inc. a registered broker-dealer, will receive compensation from Barclays Capital Inc. based on transactions the underwriters conduct through the system. Barclays Capital Inc. will make the Senior Notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.



                                   PROSPECTUS


                               OHIO POWER COMPANY
                                1 Riverside Plaza
                              Columbus, Ohio 43215
                                  614-716-1000

                                  $650,000,000
                                 UNSECURED NOTES
                                  TERMS OF SALE

      A prospectus supplement or pricing supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin. The following terms may apply to the notes that we may sell at one or more times.

 - Mature 9 months to 50 years
 - Fixed or floating interest rate -
 - Remarketing features
 - Certificate or book-entry form
 - Subject to redemption
 - Not convertible, amortized or subject to a sinking fund
 - Interest paid on fixed rate notes quarterly or semi-annually
 - Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually
 - Issued in multiples of a minimum denomination
 - Issued with original issue discount

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 FOR MORE INFORMATION.

The notes have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is June 30, 2003.


                                   THE COMPANY
General

      We generate, sell, purchase, transmit and distribute electric power. We serve approximately 702,000 customers in Ohio. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc. ("AEP"), a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of AEP are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

                                  RISK FACTORS

        RISKS RELATED TO OUR REGULATED BUSINESS AND EVOLVING REGULATION

We may need regulatory or other approval to remain functionally separated; if we are unable to remain functionally separated, we need SEC approval.

      We currently operate as a functionally separated electric utility and no longer charge bundled rates for our retail sales of electricity. Ohio has enacted restructuring legislation (S.B.3) that provides for the legal separation of our generation-related assets from our electric transmission and distribution assets (Transmission and Distribution Business). The Public Utilities Commission of Ohio (PUCO) has approved our transition plan to legally separate our Transmission and Distribution Business as provided by Ohio restructuring legislation. We are currently determining, however, the regulatory feasibility of complying with restructuring legislation through continued functional separation. Assuming regulatory compliance, it is currently our intention to remain functionally separated.

      Our compliance with restructuring legislation through continued functional separation during the market development period provided for in S.B.3 (Development Period) may require the approval of or notification to the PUCO; it may also require notification to the Federal Energy Regulatory Commission (FERC) and the Securities and Exchange Commission (SEC). Furthermore, following the end of the Development Period, given the current uncertainty with respect to the method by which default service market rates will be determined, there is some question as to whether we would be required under S.B.3 to legally separate. Further action by the PUCO may be necessary to resolve this question. We can give no assurance that we can remain functionally separated.

      If we are unable to remain functionally separated and we are required to legally separate, we would still need SEC approval to legally separate. We can give no assurance that the SEC would not impose material adverse terms as a condition to approving our legal separation.

We operate in a changing regulatory environment.

      Our business plan is based on the provision of distribution services at PUCO-established rates and the provision of transmission services at FERC-established rates and assumes that deregulated generation in Ohio will not be re-regulated. There can be no assurance that Ohio will not reverse or revise its current regulatory initiatives, and there can be no assurance that recent federal legislative and regulatory initiatives, which have been designed to facilitate competition in the energy sector, will continue or will not be reversed. Alteration of the regulatory landscape in which we operate will impact the effectiveness of our business plan and may harm our financial condition and results of operations.

          RISKS RELATED TO OUR TRANSMISSION AND DISTRIBUTION BUSINESS

Our Transmission and Distribution Business is operating in a new market environment in which our Transmission and Distribution Business and others have little operating experience.

      The competitive electric market in Ohio is new. Our Transmission and Distribution Business has not had any significant operating history under the market framework created by the Ohio restructuring legislation. While to date the transition has not resulted in material difficulties, unforeseen difficulties could develop which could become material. Additionally, structural changes adopted to address any such difficulties could materially adversely affect our Transmission and Distribution Business' revenues and results of operations.

Rate regulation of our Transmission and Distribution Business may delay or deny full recovery of costs.

      Our Transmission and Distribution Business currently provides distribution service to retail customers in Ohio at rates effectively frozen through December 31, 2007 and approved by the PUCO. These rates are regulated by the PUCO based on an analysis of our expenses incurred in a test year. Thus, the rates we are allowed to charge may or may not match our expenses at any given time. While rate regulation in Ohio is premised on providing a reasonable opportunity to earn a reasonable rate of return on invested capital, there can be no assurance that the PUCO will judge all of our Transmission and Distribution Business' costs to have been prudently incurred or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of our Transmission and Distribution Business' costs.

Disruptions at power generation facilities owned by affiliates or third parties could interrupt our Transmission and Distribution Business' sale of distribution and transmission services.

      Our Transmission and Distribution Business could depend on power generation facilities owned by our affiliates through 2005, and following that time, possibly third parties to provide the electric power which our Transmission and Distribution Business transmits and distributes to our Transmission and Distribution Business' customers. If legal separation occurs, that entity will not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, our Transmission and Distribution Business' services may be interrupted, and our revenues, financial condition and results of operations may be adversely affected.

Our Transmission and Distribution Business' revenues and results of operations are subject to risks that are beyond its control.

      Unless mitigated by timely and adequate regulatory recovery, the cost of repairing damage to our Transmission and Distribution Business' facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events, in excess of reserves established for such repairs, may adversely impact our Transmission and Distribution Business' revenues, operating and capital expenses and results of operations.

Uncertainty exists regarding FERC proposed security standards.

      In July 2002, the FERC published for comment its proposed security standards as part of the Standards for Market Design. These standards are intended to ensure all market participants have a basic security program that effectively protects the electric grid and related market activities and require compliance by January 1, 2004. The impact of these proposed standards is far-reaching and has significant penalties for non-compliance. These standards apply to marketers, transmission owners and power producers, including our Transmission and Distribution Business. Compliance with these standards would represent a significant effort that would impact our Transmission and Distribution Business. Unless the cost can be recovered from customers, results of operations and cash flows would be adversely affected.

The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

      Our Transmission and Distribution Business' results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or RTOs, may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, our Transmission and Distribution Business is unable to assess fully the impact that these power markets may have on its business.

      In May 2002, AEP announced an agreement with the Pennsylvania-New Jersey-Maryland RTO (the PJM) Interconnection to pursue terms for participation in its RTO. In July 2002, the FERC tentatively approved the decision of certain AEP subsidiaries, including us, to join PJM subject to certain conditions being met. The performance of these conditions is only partially under AEP's control. In October 2002, PJM announced that the referenced AEP subsidiaries and other unaffiliated utilities planned to turn functional control of their transmission lines over to PJM during the first quarter of 2003 and were scheduled to become full members by May 2003. Legislation adopted in a jurisdiction in which one of our affiliates operates and other regulatory considerations have delayed our participation in PJM.

      Management is unable to predict the outcome of the legislative and regulatory actions and proceedings or their impact on the timing and operation of RTOs, our Transmission and Distribution Business' operations or future results of operations and cash flows.

              RISKS RELATED TO OUR GENERATION AND RELATED ASSETS

We have limited ability to pass on to our customers our costs of production.

      We are exposed to risk from changes in the market prices of coal used to generate power. The protection afforded by retail fuel clause recovery mechanisms was eliminated effective January 1, 2001 by the implementation of customer choice in Ohio. Because the risk of fuel price increases, increased environmental compliance costs and generating unit outage cannot be passed through to customers during the Development Period in Ohio (which will end no later than December 31, 2005), we retain these risks.

      Until the end of the Development Period, our Transmission and Distribution Business is required to provide power at capped rates, which may be below current market rates, to retail customers that do not choose an alternative power generation supplier. We currently provide the power that our Transmission and Distribution Business is required to provide to non-switching customers. This means that we bear the risk of fuel and power price increases, increased costs of environmental compliance and generating unit outage. Following the end of the Development Period, there is no obligation to sell to such customers at capped generation rates. By law, the cost of generation service for customers that do not choose an alternative power generation supplier must be at market rates. The determination of what constitutes market rates has not been resolved by the PUCO. If, following the end of the Development Period, our costs to acquire or provide generation service to such customers exceed what is determined to be market rates, our financial condition and results of operations would be adversely affected.

Our default service does not restrict customers from switching power suppliers.

      Those default service customers that we serve may choose to purchase power from alternative suppliers. Should they choose to switch from us, our sales of power may decrease. Customers originally choosing alternative suppliers may later switch to our default service obligations. This may increase demand above our facilities' available capacity. Thus, any such switching by customers could have an adverse effect on our results of operations and financial position. Conversely, to the extent the power sold by us to meet the default service obligations could have been sold to third parties at more favorable wholesale prices, we will have incurred potentially significant lost opportunity costs.

Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

      We are heavily exposed to changes in the price and availability of coal because virtually all of our generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.
      Changes in the cost of coal and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for power may not change at the same rate as the change in coal costs, we may be unable to pass on the changes in costs to our customers. In addition, the price we can charge our retail customers in Ohio is frozen through December 31, 2005.

      In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

We may not be able to respond effectively to competition from other generation companies.

      We may not be able to respond in a timely or effective manner to the many changes in the power industry that may occur as a result of regulatory initiatives to increase competition. To the extent that competition increases, our profit margins may be negatively affected. Industry deregulation may not only continue to facilitate the current trend toward consolidation in the utility industry but may also encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels.

      While demand for power is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets. The start-up of new facilities in our regional markets could increase competition in the wholesale power market in our region, which could harm our business, results of operations and financial condition. Also, industry restructuring in our region could affect our operations in a manner that is difficult to predict, since the effects will depend on the form and timing of the restructuring.

Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

      Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past, and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

We anticipate that we will incur considerable capital costs for environmental compliance.

      Virtually all of our generating capacity is coal burning. We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations. We expect to spend between $495 and $824 million (of which $404 million had been expended as of March 31, 2003) in connection with the installation of emission control equipment at our facilities to comply with the new nitrogen oxide emission rules under the Clean Air Act. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

      If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the U.S. Environmental Protection Agency (EPA) and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

      Since 1999, we and some of our affiliates have been involved in litigation regarding generating plant emissions under the Clean Air Act. EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. EPA filed complaints against us and some of our affiliated public utility subsidiaries in U.S. District Court for the Southern District of Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the EPA case. The alleged modification of the generating units occurred over a 20 year period.

      If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations at certain plants. Moreover, our results of operations could be reduced and our financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation.

We are unlikely to be able to pass on the cost of environmental compliance to our customers.

      Most of our contracts with wholesale customers do not permit us to recover additional capital and other costs incurred by us to comply with new environmental regulations. Due to the deregulation of generation in Ohio, we cannot currently recover through increased rates additional capital and other costs incurred by us to comply with new environmental regulations with respect to our generation previously regulated in Ohio.

Our operating results may fluctuate on a seasonal and quarterly basis reflecting, in part, weather conditions.

      Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

Changes in technology may significantly affect our business by making our power plants less competitive.

      A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

          RISKS RELATED TO OUR POWER TRADING AND WHOLESALE BUSINESSES

      In October 2002, AEP announced its plans to reduce the exposure to energy trading markets of its subsidiaries that trade power (including us) and to downsize the trading and wholesale marketing operations conducted on behalf of such subsidiaries. Our power trading and marketing operations are limited to risk management around our generation assets and those of our regulated affiliates. Management is unable to predict the effect this downsizing of our trading operations will have on our future results of operations and cash flows. The following risk factors appearing under this subheading should be read in light of the announcements discussed in this paragraph.

Our revenues and results of operations are subject to market risks that are beyond our control.

      We sell a portion of the power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

      Volatility in market prices for fuel and power may result from:

   weather conditions;
   seasonality;
   power usage;
   illiquid markets;
   transmission or transportation constraints or inefficiencies;
   availability of competitively priced alternative energy sources;
   demand for energy commodities;
   natural gas, crude oil and refined products, and coal production levels; natural disasters, wars, embargoes and other catastrophic events; and federal, state and foreign energy and environmental regulation and legislation.

Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

      Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

      We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our results of operations and financial position.

      Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

Our financial performance may be adversely affected if we are unable to successfully operate our electric generating facilities.

      Our performance depends on the successful operation of our electric generating facilities. Operating electric generating facilities involves many risks, including:

o     operator error and breakdown or failure of equipment or processes;

o operating limitations that may be imposed by environmental or other regulatory requirements;

o     labor disputes;

o     fuel supply interruptions; and

o catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

      A decrease or elimination of revenues from power produced by our electric generating facilities or an increase in the cost of operating the facilities would adversely affect our results of operations.

Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

      We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. As reported in the national press, the credit downgrades of numerous participants in this market would suggest that credit rating agencies have concluded that the risk of default by such participants has increased. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

      We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

      The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

We do not fully hedge against price changes in commodities.

      We routinely enter into contracts to purchase and sell electricity as part of our power marketing and trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

      We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

We are unable to predict the course, results or impact, if any, of current or future energy market investigations.

      In February 2002, the FERC issued an order directing its staff to conduct a fact-finding investigation into whether any entity, including Enron Corp., manipulated short-term prices in electric energy or natural gas markets in the West or otherwise exercised undue influence over wholesale prices in the West, for the period January 1, 2000, forward. In April 2002, AEP furnished certain information to the FERC in response to their related data request.

      Pursuant to the FERC's February order, on May 8, 2002, the FERC issued further data requests, including requests for admissions, with respect to certain trading strategies engaged in by Enron Corp. and, allegedly, traders of other companies active in the wholesale electricity and ancillary services markets in the West, particularly California, during the years 2000 and 2001. This data request was issued to AEP as part of a group of over 100 entities designated by the FERC as all sellers of wholesale electricity and/or ancillary services to the California Independent System Operator and/or the California Power Exchange.

      The May 8, 2002 FERC data request required senior management to conduct an investigation into AEP's trading activities during 2000 and 2001 and to provide an affidavit as to whether AEP engaged in certain trading practices that the FERC characterized in the data request as being potentially manipulative. AEP's senior management complied with the order and denied its involvement with those trading practices.

      On May 21, 2002, the FERC issued a further data request with respect to this matter to AEP and over 100 other market participants requesting information for the years 2000 and 2001 concerning "wash," "round trip" or "sale/buy back" trading in the Western System Coordinating Council (WSCC), which involves the sale of an electricity product to another company together with a simultaneous purchase of the same product at the same price (collectively, wash sales). Similarly, on May 22, 2002, the FERC issued an additional data request with respect to this matter to AEP and other market participants requesting similar information for the same period with respect to the sale of natural gas products in the WSCC and Texas. After reviewing its records, AEP responded to the FERC that it did not participate in any "wash sale" transactions involving power or gas in the relevant market. AEP further informed the FERC that certain of its traders did engage in trades on the Intercontinental Exchange, an electronic electricity trading platform owned by a group of electricity trading companies, including AEP, on September 21, 2001, the day on which all brokerage commissions for trades on that exchange were donated to charities for the victims of the September 11, 2001 terrorist attacks, which do not meet the FERC criteria for a "wash sale" but do have certain characteristics in common with such sales.

      The Public Utility Commission of Texas, which has jurisdiction over several of our affiliates, also issued similar data requests to us and other power marketers. We responded to such data request by the July 2, 2002 response date. The U.S. Commodity Futures Trading Commission (CFTC) issued a subpoena to us on June 17, 2002 requesting information with respect to "wash sale" trading practices. We responded to the CFTC.

      In August 2002, AEP received an informal data request from the SEC asking it to voluntarily provide documents related to "round-trip" or "wash" trades and AEP has provided the requested information to the SEC. In March 2003, we received a subpoena from the SEC. The subpoena seeks additional information and is part of the SEC's formal investigative process. We responded to the subpoena in April 2003. AEP recently completed a review of its trading activities in the United States for the last three years involving sequential trades with the same terms and counterparties. The revenue from such trading is not material to either our financial statements or AEP's. We believe that substantially all these transactions involve economic substance and risk transference and do not constitute "wash sales".

      Management is unable to predict the course or outcome of these or any future energy market investigations or their impact, if any, on power commodity trading generally or, more specifically, on our trading operations or future results of operations and cash flows.

Diminished liquidity in the wholesale power markets could negatively impact our earnings.

      The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades of numerous other market participants have significantly reduced such participants' participation in the wholesale power markets. Likewise, numerous market participants have announced material scaling back of or exit from the wholesale power market business. These events are causing a decrease in the number of significant participants in the wholesale power markets, at least temporarily, which has resulted and could continue to result in a decrease in the volume and liquidity in the wholesale power markets. We are unable to predict the impact of such developments on our power marketing and trading business.

Potential for disruption exists if the delay of a FERC market power mitigation order is lifted.

      A FERC order on AEP's triennial market based wholesale power rate authorization update required certain mitigation actions that certain AEP subsidiaries, including us, would need to take for sales/purchases within its control area and required AEP to post information on its website regarding its power systems status. As a result of a request for rehearing filed by AEP and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. No such conference has been held and management is unable to predict the timing of any further action by the FERC or its affect on future results of our operations and cash flows.

                RISKS RELATED TO MARKET OR ECONOMIC VOLATILITY

We are subject to risks associated with a changing economic environment.

      In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition and results of operations could be adversely affected.

      The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

A downgrade in our credit rating or that of AEP could negatively affect our ability to access capital and/or to operate our power trading businesses.

      Standard & Poor's and Moody's rate our senior, unsecured debt at BBB and A3, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.
      On February 10, 2003, Moody's downgraded AEP's short-term debt rating to P-3 (with stable outlook) from P-2. On March 7, 2003, Standard & Poor's affirmed AEP's short-term rating of A-2 with stable outlook. As a result of the Moody's downgrade, AEP's access to the commercial paper market may be limited and our short-term debt borrowing costs may increase because we conduct our short-term borrowing through AEP and on the same terms available to AEP.

      Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished, because we would likely have to deposit cash or cash related instruments, which would reduce our profits.

                             PROSPECTUS SUPPLEMENTS

      We may provide information to you about the notes in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes, (b) the accompanying prospectus supplement provides more specific terms of your notes, and (c) if not in the accompanying prospectus supplement, the pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and the pricing supplement in making your investment decision.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

           Twelve Months Ended            Ratio

           December 31, 1998                    3.28
           December 31, 1999                    3.43
           December 31, 2000                    2.75
           December 31, 2001                    2.77
           December 31, 2002                    3.55
           March 31, 2003                       3.73

      For purposes of computing this ratio (a) earnings consist of income before provision for income taxes and fixed charges and (b) fixed charges consist of interest expense, amortization of debt expense and pretax preferred stock dividend requirements.

      For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.


                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

   Annual Report on Form 10-K for the year ended December 31, 2002;

   Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; and

   Current Reports on Form 8-K filed February 5, 2003 and May 14, 2003.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      Mr. R. Todd Rimmer
      American Electric Power Service Corporation
      1 Riverside Plaza
      Columbus, Ohio 43215
      614-716-1000

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                 USE OF PROCEEDS

      Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes include redeeming or repurchasing outstanding debt, including short-term debt, advances from affiliates or preferred stock and replenishing working capital. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 2003 will approximate $241,000,000. We had $239,328,000 of advances from affiliates outstanding as of March 31, 2003.

                            DESCRIPTION OF THE NOTES

General

      We will issue the notes under the Indenture dated September 1, 1997 (as previously supplemented and amended) between us and the Trustee, Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures or company orders that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee's offices at 60 Wall Street, New York, New York.

      The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of notes may differ as to their terms. The Indenture also gives us the ability to reopen a previous issue of a series of notes and issue additional notes of such series.

      The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. Substantially all of our fixed properties and franchises are subject to the lien of our first mortgage bonds issued under and secured by a Mortgage and Deed of Trust, dated as of October 1, 1938 (as previously supplemented and amended) between us and JPMorgan Chase Bank, formerly The Chase Manhattan Bank, as Trustee. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

      The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

      In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

      The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

      If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

      If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and
Principal

      Unless otherwise stated in a prospectus supplement, book-entry notes of a series will be issued in the form of a global note that the Trustee will deposit with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue note certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a note certificate, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

      Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange note certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

      Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

      A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

      We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

      It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

      According to DTC, the foregoing information with respect to DTC has been provided to the Direct Participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

      Notes represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if:

o DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

o we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

Note Certificates-Registration, Transfer, and Payment of Interest and
Principal

      If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Original Issue Discount

      We may issue the notes at an original issue discount, bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rate, to be sold at a substantial discount below their stated principal amount. Generally speaking, if the notes are issued at an original issue discount and there is an event of default or acceleration of their maturity, holders will receive an amount less than their principal amount. Tax and other special considerations applicable to original issue discount debt will be described in the prospectus supplement in which we offer those notes.

Interest Rate

      The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

      If we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

Fixed Rate Notes

      A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest monthly, quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Notes

      Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

      "Event of Default" means any of the following:

 - failure to pay for three business days the principal of (or premium, if any, on) any note of a series when due and payable;

 - failure to pay for 30 days any interest on any note of any series when due and payable;

 - failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

 - certain events of bankruptcy or insolvency; or any other event of default specified in a series of notes.

      An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series immediately ("Repayment Acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an Event of Default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

      The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

      Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

      Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

      We may merge or consolidate with any corporation or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

      We will be discharged from our obligations on the notes of any series at any time if:

o we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series, and

o we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.
Covenant Defeasance

      We will be discharged from our obligations under any restrictive covenant applicable to the notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

      The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

      We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.

                              PLAN OF DISTRIBUTION

      We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

      Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

      The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

      If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

      We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

      Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

                                 LEGAL OPINIONS

      Our counsel, Simpson Thacher & Bartlett LLP, New York, NY, and one of our lawyers will each issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

                                     EXPERTS

      The financial statements of the Company incorporated in this prospectus by reference from the Company's Current Report on Form 8-K dated May 14, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the realignment of segments for financial reporting purposes).

      The financial statement schedule of the Company incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K (as updated by the Company's Current Report on Form 8-K dated May 14, 2003) has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference.

      The aforementioned reports have been so incorporated in reliance upon such firm given their authority as experts in accounting and auditing.



===============================================================================



                                  $450,000,000



                               OHIO POWER COMPANY



               $225,000,000 4.85% Senior Notes, Series H, due 2014
              $225,000,000 6.375% Senior Notes, Series I, due 2033





                           ---------------------------

                              PROSPECTUS SUPPLEMENT

                                  July 8, 2003
                           ---------------------------





                           Joint Book-Running Managers
                                Barclays Capital
                                 Morgan Stanley

                                   ----------

                                  Co-Managers
                              ABN AMRO Incorporated
                                 Danske Markets
                           The Royal Bank of Scotland



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